

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

10035463

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

CM

SEC FILE NUMBER
8- 67653

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Grandview Capital Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8201 Peters Rd S-1000
(No. and Street)

Plantation, FL 33324
(City) (State) (Zip Code)



SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathleen VanFleet 954-916-2646
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Webb + Co, PA
(Name – *if individual, state last, first, middle name*)

1501 Corp Dr. S-150 Boynton Bch, FL 33426
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13/2010
JD

OATH OR AFFIRMATION

I, KB VanFleet - Bailey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grandview Capital Inc, as of 2/24, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public



PAMELA J. PACHECO
Comm# DD0854302
Expires 1/25/2013
Florida Notary Assn., Inc

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: Grandview Capital, Inc

Address: 8201 Peters Rd S-1000
Plantation, FL 33324

Telephone: 954-916-2646

SEC Registration Number: 8-67653

FINRA Registration Number: 144403

(ii) Accounting Firm Webb & Co

Name:

Address: 1501 Corp Dr. S-150
Boynton Bch, FL 33426

Telephone: 561-752-1721

Accountant's State Registration Number:
AD63352

(iii) Audit date covered by the Agreement:

(Month)	(Day)	(Year)
12	31	2009

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

(X) is for the annual audit only for the fiscal year ending 2009*

( ) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), FINRA may deem the audit of the broker-dealer to not have been filed.

Signature: 

Name: KB Van Fleet-Bailey

(By Firm's FINOP or President)

Title: President Date: 2/24/10

GRANDVIEW CAPITAL, INC.
(A WHOLLY OWNED SUBSIDIARY OF GRANDVIEW CAPITAL PARTNERS, INC.)

REPORT PURSUANT TO RULE 17A-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934


W
C

Webb & Company, P.A.

Certified Public Accountants

GRANDVIEW CAPITAL, INC.
(A WHOLLY OWNED SUBSIDIARY OF GRANDVIEW CAPITAL PARTNERS, INC.)

CONTENTS



Webb & Company, P.A.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of:
Grandview Capital, Inc.
(a wholly owned subsidiary of Grandview Capital Partners, Inc.)

We have audited the accompanying statement of financial condition of Grandview Capital, Inc. (a wholly owned subsidiary of Grandview Capital Partners, Inc.) as of December 31, 2009 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of Generally Accepted Accounting Principles in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Grandview Capital, Inc. (a wholly owned subsidiary of Grandview Capital Partners, Inc.) as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 11–18 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act if 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Webb & Company, P.A.

WEBB & COMPANY, P.A.
Certified Public Accountants

Boynton Beach, Florida
February 26, 2010

1501 Corporate Drive, Suite 150 • Boynton Beach, FL 33426
Telephone: (561) 752-1721 • Fax: (561) 734-8562
www.cpawebb.com

Grandview Capital, Inc.
(A Wholly Owned Subsidiary of Grandview Capital Partners, Inc.)
Statement of Financial Condition

ASSETS

		As of December 31, 2009
Current Assets		
Cash	$	384,266
Securities owed at market value		22,000
Accounts receivable, net of allowance for incollectable of $0		60,000
Prepaid expenses		18,183
Total Current Assets		484,449
Other Assets		
Security deposits		1,904
Deposit with clearing agent		30,653
Total Other Assets		32,557
Total Assets	$	**517,006**

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts payable	$	11,627
Accrued payroll expenses		164,334
Federal and State income taxes payable		12,195
Total Current Liabilities		188,156
Long term Liabilities		
Subordinated note payable - related party		100,000
Accrued expenses - related party		15,167
Total Long Term Liabilities		115,167
Total Liabilities		**303,323**
Commitments and Contingencies		
Stockholders' Equity		
Common stock, $0.001 par value; 10,000,000 shares authorized, 100 shares issued and outstanding		1
Additional Paid in Capital		207,499
Retained Earnings		6,183
Total Stockholders' Equity		**213,683**
Total Liabilities and Stockholders' Equity	$	**517,006**

See accompanying notes to financial statements

Grandview Capital, Inc.
(A Wholly Owned Subsidiary of Grandview Capital Partners, Inc.)
Statement of Operations

	For the Year Ended December 31, 2009
Revenue	
Investment Banking	$ 4,506,929
Consulting Services	210,150
Realized Loss on Investment	(8,096)
Unrealized Gain on Investment	19,000
Interest Income	415
Total Revenue	4,728,398
Operating Expenses	
General and administrative	87,960
Employees' compensation	990,873
Professional fees	3,352,833
Provision for doubtful accounts	70,000
Rent	22,160
Total Operating Expenses	4,523,826
Net Income from Operations	204,572
Other Expense	
Interest Expense	7,000
Total Other Expense	7,000
Income from Operations	197,572
Provision for Income Taxes	12,195
Net Income	**$ 185,377**

See accompanying notes to financial statements

Grandview Capital, Inc.
(A Wholly Owned Subsidiary of Grandview Capital Partners, Inc.)
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2009

	Common Stock Shares	Common Stock Par	Additional Paid In Capital	Retained Earnings	Total
Balance, December 31, 2008	100	$ 1	$ 179,999.00	$ (179,194)	$ 806
Capital contribution	-	-	27,500	-	27,500
Net Income	-	-	-	185,377	185,377
Balance, December 31, 2009	**100**	**1**	**207,499**	**6,183**	**213,683**

See accompanying notes to financial statements

Grandview Capital, Inc.
(A Wholly Owned Subsidiary of Grandview Capital Partners, Inc.)
Statement of Cash Flows

	For the Year Ended December 31, 2009
Cash Flows From Operating Activities:	
Net Income	$ 185,377
Adjustments to reconcile net Income to net cash provided by operations	
Provision for doubtful accounts	70,000
Unrealized gain on investment securities	(17,000)
Changes in operating assets and liabilities:	
Prepaid expenses	(16,190)
Accounts receivable	(80,000)
Accounts payable	10,354
Deferred revenue	(7,500)
Accrued expenses- related party	7,001
Income taxes payable	12,195
Accrued expenses	162,617
Net Cash Provided by Operating Activities	326,854
Cash Flows From Investing Activities:	
Purcahse of investment securities	(5,000)
Deposits with clearing agent	(47)
Net Cash Used In Investing Activities	(5,047)
Cash Flows From Financing Activities:	
Contributed Capital	27,500
Net Cash Provided by Financing Activities	27,500
Net Increase in Cash	349,307
Cash at Beginning of Period	34,959
Cash at End of Period	$ 384,266

Supplemental disclosure of cash flow information:

Cash paid for interest	$ -
Cash paid for taxes	$ -

See accompanying notes to financial statements

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ORGANIZATION

(A) Organization

Grandview Capital, Inc. (a wholly owned subsidiary of Grandview Capital Partners, Inc.) was incorporated under the laws of the State of Florida on December 17, 1999.

The Company is a broker-dealer registered with the SEC and is a member of FINRA. The Company is a Florida corporation that is wholly owned subsidiary of Grandview Capital Partners, Inc. (Parent).

(B) Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates.

(C) Cash and Cash Equivalents

For purposes of the cash flow statements, the Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

(D) Income Taxes

The Company accounts for income taxes under FASB ASC 740, "*Income Taxes*". Under FASB ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under FASB ASC 740, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The valuation allowance at December 31, 2008 was $50,940. The net change in the valuation allowance for the year ended December 31, 2009 was a decrease of $50,940.

	2009
Expected income tax expense at U.S. statutory tax rate of 35%	
The effect of:	$69,150
Nondeductible expenses	337
Decrease in effective U.S. federal income tax rate	(6,352)
Change in valuation allowance	(50,940)
Income tax expense	$12,195

(E) Business Segments

The Company operates in one segment and therefore segment information is not presented.

(F) Fair Value of Financial Instruments

FASB ASC 820 *"Fair Value"* defines fair value, establishes a framework for measuring fair value, and establishes affair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three board levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The amortized cost of equity securities as shown in the accompanying balance sheet and their estimated market value at December 31, 2009 is as follows:

	2009
Trading securities:	
Cost	$ 5,000
Unrealized gain or (loss)	17,000
Marketable equity securities classified as current	
	$ 22,000

The change in unrealized gains (losses) from trading securities for the year ended December 31, 2009 were as follows:

	2009
Unrealized gain (loss)	$ 17,000

(G) Revenue Recognition

The Company recognizes revenue on arrangements in accordance with Securities and Exchange Commission FASB ASC 605, "Revenue Recognition". In all cases, revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed and collectability is reasonably assured. Investment advisory fees are recognized as earned over the term of the contract. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on the offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

(H) Advertising and Promotional Expense

Advertising and other product-related costs are charged to expense as incurred. Advertising expense for the years December 31, 2009 was $2,285.

(I) Concentration of Risk

Cash includes deposits at financial institutions with maturities of three months or less. The Company at times has cash in banks in excess of FDIC insurance limits and places its temporary cash investments with high credit quality financial institutions. At December 31, 2009 the Company has approximately $289,447 in cash balances at financial institutions which were in excess of the FDIC insured limits. The FDIC insured limits at December 31, 2009 was $250,000.

(J) Recent Accounting Pronouncements

In May 2008, the FASB issued FASB ASC 105, *"Generally Accepted Accounting Principles."* FASB ASC 105 identifies the sources of accounting principles and provides entities with a framework for selecting the principles used in preparation of financial statements that are presented in conformity with GAAP. The current GAAP hierarchy has been criticized because it is directed to the auditor rather than the entity, it is complex, and it ranks FASB Statements of Financial Accounting Concepts, which are subject to the same level of due process as FASB Statements of Financial Accounting Standards, below industry practices that are widely recognized as generally accepted but that are not subject to due process. The Board believes the GAAP hierarchy should be directed to entities because it is the entity (not its auditors) that is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP. The adoption of FASB ASC 105 did not have an impact on the Company's financial position.

NOTE 2 SUBORDINATED NOTES PAYABLE

The borrowings under subordination agreements at December 31, 2009 are as follows:

	2009
Subordinated notes, 7 percent, due October 29, 2012 Unsecured	$ 100,000
	$ 100,000

The subordinated borrowings are with related parties and are available in computing net capital under SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 3 NET CAPITAL REQUIREMENTS (RESTATED)

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital of $199,031, which was in excess of its required net capital of $5,000. The Company's ratio of indebtedness to net capital was 1.02 to 1.

NOTE 4 STOCKHOLDER EQUITY

During 2009, the parent company contributed $27,500.

NOTE 5 RELATED PARTY TRANSACTIONS

During the year ended December 31, 2007, the parent company provided a subordinated note payable of $100,000 to the Company due on October 29, 2012. The loan bears interest at 7% and is unsecured. As of December 31, 2009, accrued interest of $15,167 was recorded as accrued expense – related party (See Note 2).

SUPPLEMENTARY INFORMATION

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15C(3)1(a)(2)(vi)
December 31, 2009

AGGREGATE INDEBTEDNESS		
Accounts Payable and Accrued Liabilities	$	203,323
NET CAPITAL		
Total Stockholder's Equity from the Statement of Financial Condition	$	213,683
Add:		
Subordinated notes payable		100,000
Deductions:		
Nonallowable Assets		
Accounts receivable		60,000
Other Assets		42,087
Total Nonallowable Assets		102,087
Net Capital Before Haircuts on Securities Positions		211,596
HAIRCUTS ON SECURITIES POSITIONS:		
Securities		8,800
Money Market Funds		3,765
NET CAPITAL	$	199,031
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Required Net Capital	$	5,000
EXCESS NET CAPITAL AT 1000%	$	178,699

STATEMENT PURSUANT TO RULE 17a-5(d)(4)
As of December 31, 2009

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2009

Net Capital, as Reported in Company's Part II (unaudited) FOCUS Report	$	251,819
Audit adjustments for accounts payable and accrued expenses		(65,353)
Haircut on marketable securities		8,800
Haircut on Money Market Funds		3,765
Net Capital Per Above	$	199,031

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the period from January 1, 2009 to December 31, 2009, there were $100,000 of liabilities subordinated to claims of general creditors. There were no changes in subordinated liabilites during the year ended December 31, 2009.

STATEMENT PURSUANT TO EXEMPTIVE PROVISION UNDER RULE 15C-3-3

The Company is currently exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC 15c3-3 based upon Paragraph (k)(2)(i) of the Rule.



Webb & Company, P.A.

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17-a-5

To the Board of Directors of:
Grandview Capital, Inc.
(a wholly owned subsidiary of Grandview Capital Partners, Inc.)

In planning and performing our audit of the financial statements and supplementary information of Grandview Capital, Inc. (a wholly owned subsidiary of Grandview Capital Partners, Inc.) as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule17a-3(a)(11) and for determining compliance with the exceptive provisions of rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1501 Corporate Drive, Suite 150 • Boynton Beach, FL 33426
Telephone: (561) 752-1721 • Fax: (561) 734-8562
www.cpawebb.com

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatement on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and regulated regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of the Board or Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Webb & Company, P.A.

WEBB & COMPANY, P.A.
Certified Public Accountants

Boynton Beach, Florida
February 26, 2010



Webb & Company, P.A.

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES RELATED TO RULE 17a-5(e)4 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

To the Board of Directors of:
Grandview Capital, Inc.
(a wholly owned subsidiary of Grandview Capital Partners, Inc.)

In accordance with Rule 17a-5(e) 4 under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Grandview Capital Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Grandview Capital, Inc.'s management is responsible for the Grandview Capital, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follow:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records; noting no differences.

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenue reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009 as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting two differences;

    - Profit from underwriting fees was reported net vs. gross. This had no effect on the reported net income, but understated total revenue and total expense;
    - Amount recorded as revenue and should be recorded as recovery of bad debt.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers; noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments; noting no difference.

1501 Corporate Drive, Suite 150 • Boynton Beach, FL 33426
Telephone: (561) 752-1721 • Fax: (561) 734-8562
www.cpawebb.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Has we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Webb & Company, P.A.

WEBB & COMPANY, P.A.
Certified Public Accountants

Boynton Beach, Florida
February 26, 2010

GRANDVIEW CAPITAL, INC.
(A WHOLLY OWNED SUBSIDIARY OF GRANDVIEW CAPITAL PARTNERS, INC.)
SCHEDULE OF REVENUES
FOR THE YEAR ENDED DECEMBER 31, 2009

Consulting Services	$	210,150
Investment advisory fees		4,506,929
Realized loss on Securities		(8,096)
Unrealized gain on Securities		19,000
Interest income		415
Total Revenues	$	4,728,398

GRANDVIEW CAPITAL, INC.
(A WHOLLY OWNED SUBSIDIARY OF GRANDVIEW CAPITAL PARTNERS, INC.)
SCHEDULE OF ASSESSMENT PAYMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009

Payment Dates	Amounts	Name of SIPC Agent
January 14, 2009	$150	Boca Raton, FL
August 12, 2009	$44	Boca Raton, FL
February 26, 2010	$11,639	Boca Raton, FL